SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K /A

REPORT OF FOREIGN PRIVATE ISSUER
URSUANT TO RULE 13a-16 OR 15d-16 OF
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-49877

ON TRACK INNOVATIONS LTD.
(Name of registrant )

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of principal executive office )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

        On August 18, 2005, a news release was issued on the subject of the financial results of On Track Innovations Ltd. (the “Company”) for the six month period ended June 30, 2005. A copy of the news release relating to such announcement, dated August 18, 2005, was filed with the Securities and Exchange Commission (the “Commission”) in a Form 6-K on August 18, 2005 (the “Initial Form 6-K”). This Form 6-K/A amends the Initial Form 6-K in order to incorporate the financial results for such six month period into the Company’s Registration Statement on Form F-3 (Registration No. 333-127615), which was filed with the Commission on August 17, 2005, and has not yet been declared effective by the Commission. Except for the incorporation by reference legend contained in the Initial Form 6-K, the text of the Initial Form 6-K, consisting of the news release relating to the Company’s financial results for the six month period ended June 30, 2005 which is reproduced below in its entirety, is not being amended by this filing.

        This report on Form 6-K/A is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, and its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005.

Press Release

For Immediate Release

OTI REPORTS FY 2005 SIX MONTH FINANCIAL RESULTS

—	Revenues Up 45% Compared to First Six Months of 2004
—	Operating Loss Decreased by 20%
—	Growth Related Mainly to Contactless Payments Market in the US

Fort Lee, NJ – August 18, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the six months ended June 30, 2005.

—	Revenues for the first six months increased by 45% to $14.3 million from $9.9 million for the same period of last year.

—	Strong balance sheet with cash, cash equivalents and short term investments of more than $30 million.

—	Net loss for the period decreased by 21% to $(4.7) million, from $(5.9) million for the same period in 2004.

—	Licensing and transaction fees for the first six months were up 230% to $1.7 million from $529,000 for the same period in 2004.

—	Gross margin for the six months decreased to 35% from 40% for the same period in 2004. The decrease in our overall gross margin is mainly due to the execution of the initial stages of projects which are characterized by lower margins in their early stages.

Oded Bashan, President & CEO of OTI, commented: “The increase in revenues represents the rapid advancements in the contactless market around the world, and mainly, the contactless payments market in the US. Our financial position remains strong with more than $30 million in cash and cash equivalents and short term investments.”

“While revenues were up 45% for the six months, compared to the same period last year, our gross margin decreased to 35%, mainly due to the execution of initial stages of projects which are characterized by lower margins in their early stages.” Mr. Bashan continued, “The completion of a series of strategic acquisitions in China that we announced earlier this week will assist us in increasing these margins, we continue to implement our strategy of capturing a leading position in the contactless market.”

Financial Results

Revenues for the first six months increased to $14.3 million from $9.9 million for the same period of last year. Revenues for the second quarter of 2005 were up to $7.8 million from $4.6 million in the second quarter of 2004. The increase is mainly due to sales in the payments market. Gross margin for the first half of 2005 decreased to 35% from 40% for the same period in 2004. The decrease in our overall gross margin is mainly due to the execution of the initial stages of projects which are characterized by lower margins in their early stages. Operating loss for the six months ended June 30, 2005 decreased by 20% to $(4.5) million from $(5.7) million in the same period in 2004. Net loss for the six months ended June 30, 2005 decreased by 21% to $(4.7) million, from $(5.9) million for the same period in 2004. Cash and cash equivalents and short term investments were at $30.3 million compared to $28.5 million on December 31, 2004.

The Company has scheduled a conference call and simultaneous Web cast for Thursday, August 18, 2005, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Head of Global Marketing and President OTI America, for 10:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973-409-9260 (standard international) ID Code: OTI. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=98

For those unable to participate, the teleconference will be available for replay until midnight August 25th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 6368583, or on the web at:
http://www.otiglobal.com/content.aspx?id=98.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication	5W Public Relations	PMH Group
201 944 5200 ext. 111	212 999 5585	212 496 7238
galit@otiglobal.com	ahandelsman@5wpr.com	pmhgroupinc@aol.com

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data

On Track Innovations Ltd. and its subsidiaries

	June 30 2005	June 30 2004	December 31 2004
	(Unaudited)	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	$16,552	$28,980	$23,917
Short-term investments	13,759	142	4,559
Trade receivables (net of allowance for doubtful accounts
of $ 312, $ 283 and $ 329 as of June 30, 2005 and 2004
And December 31, 2004, respectively)	5,777	3,071	3,477
Other receivables and prepaid expenses	3,843	1,372	2,705
Inventories	6,353	4,289	4,765

Total current assets	46,284	37,854	39,423

Severance Pay Deposits Fund	584	607	595
Long-Term Receivables	918	-	1,077
Property, Plant and Equipment, Net	5,498	5,620	5,324
Other Intangible Assets, Net	1,184	231	1,438
Goodwill	4,146	5,383	4,146

Total Assets	$58,614	$49,695	$52,003

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,074	$2,189	$1,641
Trade payables	6,999	3,202	4,305
Other current liabilities	4,405	3,459	3,824

Total current liabilities	12,478	8,850	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	1,691	2,719	2,018
Accrued severance pay	1,866	1,282	1,361
Deferred tax liabilities	154	-	162

Total long-term liabilities	3,711	4,001	3,541

Total liabilities	16,189	12,851	13,311

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
30,000,000 as of December 31, 2004
and June 30, 2005 and 2004
Issued and outstanding - 9,148,298, 7,652,251 and
8,422,175 shares as of June 30, 2005 and 2004 and
December 31 2004, respectively	215	182	199
Additional paid-in capital	98,941	82,459	90,779
Deferred compensation	(3,221)	(308)	(3,553)
Accumulated other comprehensive income	258	256	353
Accumulated deficit	(53,768)	(45,745)	(49,086)

Total shareholder's equity	42,425	36,844	38,692

Total Liabilities and Shareholders' Equity	$58,614	$49,695	$52,003

ON TRACK INNOVATIONS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except per share data

On Track Innovations Ltd. and its subsidiaries

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues
Products	$11,675	$8,551	$6,316	$3,924	$19,120
Non-recurring engineering	423	117	290	5	433
Licensing and transaction fees	1,744	529	919	312	2,237
Customer service and
technical support	503	709	271	363	1,362

Total revenues	14,345	9,906	7,796	4,604	23,152

Cost of Revenues
Products	8,844	5,508	4,715	2,658	11,853
Non-recurring engineering	159	42	116	5	183
Customer service and
technical support	380	372	206	212	763

Total cost of revenues	9,383	5,922	5,037	2,875	12,799

Gross profit	4,962	3,984	2,759	1,729	10,353

Operating Expenses
Research and development	2,707	1,656	1,467	872	3,544
Less - participation by the
Office of the Chief Scientist	505	337	351	174	394

Research and development,
net	2,202	1,319	1,116	698	3,150
Selling and marketing	3,352	2,760	1,960	1,465	6,010
General and administrative	4,260	3,355	2,518	1,871	6,549
Amortization of intangible
assets	196	94	75	47	261
Expenses relating to raising of
capital and exchange of
subsidiary's employees equity
interest in equity interest of
the Company	-	2,115	-	1,456	3,227
Gain from sale of a subsidiary	(510)	-	-	-	-

Total operating expenses	9,500	9,643	5,669	5,537	19,197

Operating loss	(4,538)	(5,659)	(2,910)	(3,808)	(8,844)
Financial expenses, net	(104)	(108)	(91)	(102)	(287)
Other income (expenses), net	4	22	-	48	29

Loss before income taxes	(4,638)	(5,745)	(3,001)	(3,862)	(9,102)
Taxes on income	(44)	(189)	(7)	(83)	(173)

Net loss	$(4,682)	$(5,934)	$(3,008)	$(3,945)	$(9,275)

Basic and diluted net loss
per ordinary share	$(0.54)	$(0.98)	$(0.34)	$(0.57)	$(1.33)

Weighted average number of
ordinary shares used in
computing basic and diluted
net loss per ordinary share	8,725,601	6,024,452	8,919,045	6,928,584	6,972,878

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 8 th, 2005